March 7, 2013

VIA EDGAR TRANSMISSION

John Grzeskiewicz

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Mr. Grzeskiewicz:

On November 26, 2012, Northern Lights Fund Trust III (the "Registrant"), on behalf of its series, Marathon Value Portfolio (the "Fund"), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”).  In a telephone conversation on January 18, 2013, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.  Marked copies of the prospectus and the SAI are also attached for your convenience.

Prospectus:

Fund Summary

Comment 1.  In footnote 1 to the fee table, it is noted that the Adviser provides advisory services and pays most of the Fund’s operating expenses and receives a universal fee in return.  Please confirm whether this arrangement was in place for the Predecessor Fund and noted in its prospectus.

Response.  The Registrant so confirms.

Comment 2.  In footnote 4 to the fee table, reference is made to an expense limitation arrangement between the adviser and the Fund. Please explain (i) why this arrangement is necessary given the universal fee structure of the advisory fee, (ii) which fees or expenses are covered by the universal fee structure versus the expense limitation arrangement, and (iii) whether the recoupment provision noted applies to fees

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and expenses paid under the universal fee structure or only those paid under the expense limitation arrangement. (See also Investment Adviser section in the SAI).

Response. The Registrant has revised the disclosure to remove footnote 4 and other references to the expense limitation arrangement because all fees and expenses of the Fund that are paid by the Adviser are covered under the universal fee structure.

Comment 3. In the last paragraph in Principal Investment Strategies, it states that the Fund may invest up to 20% of the Fund’s assets in various securities, including types of debt securities.  In the second to last paragraph in Principal Investment Strategies, it states that the Fund may invest in debt securities and convertible debt securities (without providing a percentage of the Fund’s assets) and that up to 15% of the Fund’s assets may be invested in equity or debt securities of foreign issuers.  Given that debt securities are mentioned in three separate places in the Fund’s strategy, please clarify the disclosure so that it is clear whether these percentages overlap and whether they are referencing different kinds of debt securities.

Response.  The Registrant has revised the disclosure to read as follows:

 “The Fund also may invest in longer term debt securities (maturities greater than 270 days), convertible debt securities, exchange-traded funds (ETFs), real estate investment trusts (REITs), options and convertible preferred stocks. The Fund may also invest in leveraged or inverse ETFs. The Fund may invest in lower-rated debt securities of a company if the Adviser believes that the company’s junk bonds offer more potential for participating in the company’s long-term prospects than could be achieved by investing in the company’s other available securities. The Fund may invest up to 5% of its assets in junk bonds rated, at the time of purchase, BB/Ba or lower by S&P or Moody’s or, unrated, but determined to be of comparable quality by the Adviser. The Fund may retain securities that are subsequently downgraded or in default, or the Adviser may sell them in an orderly manner. The Fund also may invest up to 15% of its assets, measured at the time of purchase, in equity or debt securities of any maturity of foreign issuers, directly or through American Depositary Receipts (“ADRs”). ADRs are certificates held in trust by a U.S. bank or trust company evidencing ownership of shares of foreign-based issuers, and are an alternative to purchasing foreign securities in their national markets and currencies.

The Fund intends to remain substantially invested in shares of common stock and preferred stock and other equity securities. If, however, the Adviser believes that sufficient investment opportunities that meet the Fund’s investment criteria are not available, the Fund may invest up to 20% of its total assets, measured at the time of purchase, in money market funds, investment grade money market instruments, fixed income securities (including investment grade corporate bonds or notes, U.S. government or government agency securities and mortgage-

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backed securities), repurchase agreements, commercial paper, other short-term debt securities (maturities of 270 days or less) and cash equivalents. As a result of holding cash or cash equivalents, the Fund may be able to meet shareholder redemptions without selling stocks and realizing gains and losses. However, the Fund may not achieve its investment objective when holding a substantial cash position.”

In addition, the Registrant has added the following disclosure as the third to last paragraph of Additional Information About Principal Investment Strategies and Related Risks – Principal Investment Strategies:

“For clarity, the percentage limitations for investments in debt securities described above may overlap.  For instance, if the Fund invested 10% of its assets in short-term debt securities of foreign issuers, it could invest another 5% of its assets in equity or debt securities of foreign issuers to stay within the 15% limitation on investments in equity or debt securities of foreign issuers.  It could also invest another 10% of its assets any of money market funds, investment grade money market instruments, fixed income securities, repurchase agreements, commercial paper, other short-term debt securities and cash equivalents to stay within the 20% limitation on investments in such securities.”

Comment 4. In the third paragraph in Principal Investment Strategies, it states that the Fund may invest in options. Please confirm that the Fund considered the observations in the Barry Miller letter to the ICI, dated July 30, 2010, in drafting the derivatives disclosure in the prospectus.

Response. The Registrant so confirms.

Comment 5.  Because performance of the Predecessor Fund is being included in the Fund’s performance, please confirm the no-action letter upon which the Registrant relies and that all conditions of such no-action letter have been satisfied.

Response.  The Registrant is relying upon North American Security Trust (pub. avail. Aug. 5, 1994) and the Fund satisfies the conditions of that letter.

Comment 6.  The word “Marathon” is not in the investment adviser’s name. Please confirm whether “Marathon” is a proprietary name of another company.

Response. The adviser has confirmed to the Registrant that “Marathon” is not a proprietary name of another company. It is part of the Fund’s proprietary name.

Additional Information About Principal Investment Strategies and Related Risks

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Comment 7.  In Principal Investment Risks, the Duration Risk portion of the Fixed Income Risk references the Fund’s investment in debt securities of longer duration and shorter duration.  Although the strategy states that the Fund may invest in debt securities of any duration, does the Fund have a target duration for its debt securities?

Response. The adviser has confirmed to the Registrant the Fund does not have a target duration for the Fund.

Comment 8.  In Principal Investment Risks, there is a risk for Leveraged and Inverse ETFs.  Please explain supplementally how the use of leveraged ETFs is consistent with the Fund’s objective of long-term appreciation. Also, if investments in leveraged ETFs will be a significant strategy, add leverage risk to the Fund’s principal risks.

Response.  The Fund’s investments in leveraged ETFs are for the purpose of hedging the Fund’s portfolio. Because the Fund will not be investing a significant portion of its assets in leveraged ETFs, a separate risk regarding leverage is not necessary at this time.

Frequent Purchases and Redemptions of Fund Shares

Comment 9.  In the third paragraph, it states that the adviser or transfer agent may, in each’s sole discretion, determine that trading activity is detrimental to the Fund and take action accordingly. Consider revising the disclosure in accordance with Item 11(e) of Form N-1A to provide more specificity regarding the circumstances that would trigger rejecting or limiting future purchases, exchanges or redemptions of the Fund.

Response.  The Registrant has reviewed the disclosures and does not believe it can further clarify the terms under which an early redemption fee would apply or shareholder purchase orders would be rejected without providing a roadmap to those who might wish to evade the limits of the policies.

Statement of Additional Information:

Investment Restrictions

Comment 10.  Confirm that the Fund intends for its fifth non-fundamental policy to be that the Fund will not invest in ANY illiquid securities rather than the permitted limit of up to 15% or some other lesser limitation.

Response.  The adviser has confirmed to the Registrant that the Fund intends that the fifth non-fundamental investment policy not permit the Fund to invest in any illiquid securities.

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The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ THOMPSON HINE LLP

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